Exhibit 99.2

SHAW COMMUNICATIONS INC.

as Issuer

and

COMPUTERSHARE TRUST COMPANY OF CANADA

as Indenture Trustee

FIRST SUPPLEMENTAL INDENTURE

Dated as of April 3, 2023

Amending the Amended and Restated Trust Indenture dated as of November 5, 2010 between Shaw Communications Inc., as Issuer, and Computershare Trust Company of Canada, as Indenture Trustee

TABLE OF CONTENTS

ARTICLE 1 INTERPRETATION		2

1.1	Incorporation of Indenture; Governing Law	2
1.2	Meaning of “Issuer”	2
1.3	Definitions	2
1.4	Conflict Between Series Supplement and Indenture	2
1.5	Indenture Remains in Full Force and Effect	2
1.6	Interpretation Provisions in Indenture	3
1.7	Effect of Headings	3
1.8	Benefits of the Supplemental Indenture; No Adverse Interpretation	3
1.9	Responsibility of Indenture Trustee	3

ARTICLE 2 ASSUMPTION BY SUCCESSOR ISSUER		3

2.1	Assumption by New SCI	3

ARTICLE 3 MISCELLANEOUS PROVISIONS		3

3.1	Confirmation of Indenture	3
3.2	Acceptance of Trusts	4
3.3	Separability Clause	4
3.4	Counterparts and Formal Date	4
3.5	Electronic Execution	4

THIS IS THE FIRST SUPPLEMENTAL INDENTURE DATED AS OF APRIL 3, 2023 BETWEEN:
SHAW COMMUNICATIONS INC., a corporation organized under the laws of the Province of Alberta, in its capacity as Issuer

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company under the laws of Canada, in its capacity as Indenture Trustee

WHEREAS Shaw Communications Inc. (“SCI”) and the Indenture Trustee entered into an amended and restated trust indenture dated as of November 5, 2010 (the “Indenture”);

AND WHEREAS SCI amalgamated with 1390818 B.C. Ltd. (the “Amalgamation”) and the continuing corporation resulting from such amalgamation is Shaw Communications Inc. (such continuing corporation, “New SCI”);

AND WHEREAS pursuant to Section 11.2 of the Indenture, New SCI succeeded to, and was substituted for, SCI as the Issuer under the Indenture at the time at which the Amalgamation took effect under the applicable provisions of the Business Corporations Act (British Columbia) (the “Effective Time”);

AND WHEREAS Section 11.1(a)(i)(B) of the Indenture requires that New SCI, as the successor Person to SCI formed by the Amalgamation, expressly assume, by an indenture supplemental to the Indenture, the Issuer’s obligations for the due and punctual payment of principal of (premium, if any) and interest on all Debt Securities and the performance and observance of every covenant and agreement of the Indenture on the part of the Issuer to be performed (such payment obligations, covenants and agreements of the Issuer, collectively, the “Issuer Obligations”), and this First Supplemental Indenture is entered into in part for such purpose;

AND WHEREAS Section 12.2(1) of the Indenture provides that, without the consent of any Holder, the Issuer and the Indenture Trustee may make, execute, and deliver indentures supplemental to the Indenture for the purpose of, among other things, evidencing the succession, or successive successions, of any successor to the Issuer;

AND WHEREAS New SCI or SCI, as applicable, have complied with all the conditions precedent provided for in the Indenture relating to this First Supplemental Indenture;

NOW THEREFORE THIS SERIES SUPPLEMENT WITNESSES and it is hereby covenanted, agreed and declared as follows:

ARTICLE 1
INTERPRETATION

1.1	Incorporation of Indenture; Governing Law

This First Supplemental Indenture is an Indenture Amendment within the meaning of Section 12.2(1) of the Indenture. Upon the execution and delivery of this First Supplemental Indenture by New SCI and the Indenture Trustee, the Indenture shall be supplemented and amended in accordance herewith, and this First Supplemental Indenture shall be deemed to be incorporated in, and made a part of, the Indenture for all purposes. The Indenture, as supplemented and amended by this First Supplemental Indenture, shall be read, taken and construed as one and the same instrument and the Indenture and this First Supplemental Indenture shall have effect, so far as practicable, as if all the provisions of the Indenture and this First Supplemental Indenture were contained in one instrument, which instrument shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable in such Province. The parties hereto expressly request and require that this document be drawn up in English. Les parties aux présentes conviennent et exigent que cette entente et tous les documents qui s’y rattachent soient rédigés en anglais.

1.2	Meaning of “Issuer”

At and after the Effective Time, all references to the “Issuer” in the Indenture shall be deemed to be references to New SCI unless and until there is a successor to New SCI that is a Successor Issuer, at which time references to the “Issuer” shall be to such Successor Issuer or its successors from time to time pursuant to the applicable provisions of the Indenture.

1.3	Definitions

All capitalized terms defined in the Indenture and used but not defined in this First Supplemental Indenture shall have the meanings specified in the Indenture, except to the extent such terms are expressly amended hereby. The following terms have the meanings specified below for all purposes of this First Supplemental Indenture:

“Effective Time” has the meaning set forth in the recitals of this First Supplemental Indenture.

“Issuer Obligations” has the meaning set forth in the recitals of this First Supplemental Indenture.

1.4	Conflict Between Series Supplement and Indenture

If any term or provision contained in this First Supplemental Indenture shall conflict or be inconsistent with any term or provision of the Indenture, the terms and provisions of this First Supplemental Indenture shall govern.

1.5	Indenture Remains in Full Force and Effect

Except as supplemented or amended hereby, all other provisions in the Indenture, to the extent not inconsistent with the terms and provisions of this First Supplemental Indenture, shall remain in full force and effect.

1.6	Interpretation Provisions in Indenture

This First Supplemental Indenture shall, unless the context otherwise requires, be subject to the interpretation provisions contained in Article One of the Indenture as amended or supplemented by this First Supplemental Indenture.

1.7	Effect of Headings

The headings in this First Supplemental Indenture are for convenience only and shall not affect the construction or interpretation of this First Supplemental Indenture. Unless otherwise expressly specified, references in this First Supplemental Indenture to specific Article numbers or Section numbers refer to Articles and Sections contained in this First Supplemental Indenture, and not the Indenture or any other document.

1.8	Benefits of the Supplemental Indenture; No Adverse Interpretation

Nothing in this First Supplemental Indenture or in the Notes, express or implied, shall give to any Person (other than the parties hereto, any Paying Agent and any Registrar, and their successors hereunder, and the Holders) any benefit or any legal or equitable right, remedy or claim under this First Supplemental Indenture or in respect of the Notes

This First Supplemental Indenture and the Indenture may not be used to interpret any other indenture, loan or debt agreement of New SCI, any Guarantor or their respective Subsidiaries or of any other Person. Any such indenture, loan or debt agreement may not be used to interpret this First Supplemental Indenture or the Indenture.

1.9	Responsibility of Indenture Trustee

The recitals contained herein shall be taken as statements of New SCI, and the Indenture Trustee assumes no responsibility for the correctness of such recitals. The Indenture Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.

ARTICLE 2
ASSUMPTION BY SUCCESSOR ISSUER

2.1	Assumption by New SCI

New SCI, being the continuing Person resulting from the Amalgamation, hereby confirms that, as of the Effective Time, it continued to be liable for all of the Issuer Obligations and, without novation, hereby expressly assumes the Issuer Obligations.

ARTICLE 3
MISCELLANEOUS PROVISIONS

3.1	Confirmation of Indenture

The Indenture, as amended and supplemented by this First Supplemental Indenture, is in all respects confirmed.

3.2	Acceptance of Trusts

The Indenture Trustee hereby accepts the trusts in this First Supplemental Indenture declared and provided for and agrees to perform the same upon the terms and conditions and subject to the provisions set forth in the Indenture.

3.3	Separability Clause

In case any provision in this First Supplemental Indenture shall be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

3.4	Counterparts and Formal Date

This First Supplemental Indenture may be executed and delivered in any number of counterparts (including electronically by way of portable document format (pdf)), each of which so executed and delivered shall be deemed to be an original (including if delivered by pdf), but all such counterparts shall together constitute but one and the same instrument and notwithstanding their date of execution shall be deemed to bear the date set forth on the first page of this First Supplemental Indenture.

3.5	Electronic Execution

Delivery of an executed signature page to this Series Supplement by any party by electronic transmission, including through DocuSign and similar applications, will be as effective as delivery of a manually executed copy of this Series Supplement by such party
.
(The remainder of this page is intentionally left blank; signature page follows.)

IN WITNESS OF WHICH New SCI, as the Issuer, and the Indenture Trustee have caused this First Supplemental Indenture to be duly executed by their duly authorized officers as of the date specified on the first page of this First Supplemental Indenture.

COMPUTERSHARE TRUST COMPANY OF CANADA			SHAW COMMUNICATIONS INC.
By:	“Angela Fletcher”		By:	[REDACTED]
	Name:	Angela Fletcher		Name:	[REDACTED]
	Title:	Corporate Trust Officer		Title:	[REDACTED]

By:	“Luci Scholes”		By:	[REDACTED]
	Name:	Luci Scholes		Name	[REDACTED]
	Title:	Corporate Trust Officer			[REDACTED]